AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 5, 2011
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
UNDER SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

DELAWARE INVESTMENTS GLOBAL DIVIDEND AND INCOME FUND, INC.
(Name of Subject Company)

DELAWARE INVESTMENTS GLOBAL DIVIDEND AND INCOME FUND, INC.
(Name of Filing Person (Issuer))

SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

245916101
(CUSIP Number of Class of Securities)

David F. Connor, Esq., Secretary
Delaware Investments Global Dividend and Income Fund, Inc.
2005 Market Street
Philadelphia, Pennsylvania  19103
800-523-1918
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

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CALCULATION OF FILING FEE
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TRANSACTION VALUATION $1,918,175 (a)    AMOUNT OF FILING FEE: $384 (b)
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(a)      Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 246,552 shares of Common Stock of Delaware Investments Global Dividend and Income Fund, Inc. by $7.78, the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on May 20, 2011.

(b)     Calculated as 1/50 of 1% of the Transaction Valuation.

 /X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $384
Form or Registration No.: SC TO-I
Filing Party: Delaware Investments Global Dividend and Income Fund, Inc.
Date Filed: June 1, 2011

 / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     / / third-party tender offer subject to Rule 14d-1.

     /X/ issuer tender offer subject to Rule 13e-4.

     / / going-private transaction subject to Rule 13e-3.

     / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /
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ITEM 12. EXHIBITS

(a)(5)(i) Press release dated July 5, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELAWARE INVESTMENTS GLOBAL DIVIDEND

AND INCOME FUND, INC.

/s/ Patrick P. Coyne
Patrick P. Coyne
Chairman, Director, President and
Chief Executive Officer

                                                                                    July 5, 2011